Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Summary Historical Consolidated Financial and Operating Data”, “Selected Historical Consolidated Financial and Operating Data”, and “Experts”, and to the use of our report dated March 19, 2010, except for Note 15 (as it pertains to disclosures for income taxes), Note 23 (as it pertains to segment disclosures), and Note 24 (as it pertains to the guarantor subsidiaries condensed financial information), as to which the date is December 2, 2010, in the Registration Statement (Form S-4 No.                     ) and related Prospectus of Aspect Software, Inc. for the registration of $300 million 10 5/8% Senior Second Lien Notes due 2017.

/s/ Ernst & Young LLP

Boston, MA

December 2, 2010